Mail Stop 4561
via fax 49 622 7783 5403

February 6, 2009

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

      Re: **SAP AG**
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed April 2, 2008

Dear Dr. Brandt:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief